Exhibit 3.2

ROSS MILLER Secretary of State	STATE OF NEVADA OFFICE OF THE SECRETARY OF STATE	SCOTT W. ANDERSON Deputy Secretary for Commercial Recordings

Certified Copy

June 3, 2014

Job Number:   C20140603-2727
Reference Number:
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State’s Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20140408214-36	Certificate of Designation	8 Pages/ 1 Copies

Certified By: Nita Hibshman Certificate Number: C20140603-2727 You may verify this certificate online at http://www.nvsos.gov/	Respectfully, ROSS MILLER Secretary of State

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138

Certificate of Designation (PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY
Certificate of Designation For
Nevada Profit Corporations

(Pursuant to NRS 78.1955)

1. Name of corporation:
Drone Aviation Holding Corp.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

The Undersigned, Chief Financial Officer of Drone Aviation Holding Corp., a Nevada corporation (the "Corporation"), in accordance with the provisions of the Revised Nevada Statues, does hereby certify that, pursuant to the authority conferred upon the Board of Directors by the Articles of Incorporation of the Corporation, the following resolution creating a series of Series E Convertible Preferred Stock, was duly adopted on June 3, 2014.

See attached.

3. Effective date of filing: (optional)
(must not be later than 90 days after the certificate is filed)

4. Signature: (required)
X

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State Stock Designation
Revised: 3-6-09

CERTIFICATE OF DESIGNATION OF PREFERENCES,
RIGHTS AND LIMITATIONS
OF
SERIES E CONVERTIBLE PREFERRED STOCK

The undersigned, Chief Financial Officer of Drone Aviation Holding Corp., a Nevada corporation (the “Corporation”), DOES HEREBY CERTIFY that the following resolutions were duly adopted by the Board of Directors of the Corporation by unanimous written consent on June 3, 2014;

WHEREAS, the Board of Directors is authorized within the limitations and restrictions stated in the Articles of Incorporation of the Corporation, as amended, to provide by resolution or resolutions for the issuance of One Hundred Million (100,000,000) shares of Preferred Stock, par value $0.0001 per share, of the Corporation, in such series and with such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions as the Corporation’s Board of Directors shall fix by resolution or resolutions providing for the issuance thereof duly adopted by the Board of Directors; and

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to authorize and fix the terms of a series of Preferred Stock and the number of shares constituting such series;

        NOW, THEREFORE, BE IT RESOLVED:

Section 1. Designation and Authorized Shares.  The Corporation shall be authorized to issue Two Million Seven Hundred Thousand (2,700,000) shares of Series E Convertible Preferred Stock, par value $0.0001 per share (the “Series E Preferred Stock”).

Section 2. Stated Value.  Each share of Series E Preferred Stock shall have a stated value of $0.0001 per share (the “Stated Value”).

Section 3. Liquidation.

(a) Upon the liquidation, dissolution or winding up of the business of the Corporation, whether voluntary or involuntary, each holder of Series E Preferred Stock shall be entitled to receive, for each share thereof, out of assets of the Corporation legally available therefor, a preferential amount in cash equal to (and not more than) the Stated Value.  All preferential amounts to be paid to the holders of Series E Preferred Stock in connection with such liquidation, dissolution or winding up shall be paid before the payment or setting apart for payment of any amount for, or the distribution of any assets of the Corporation to the holders of (i) any other class or series of capital stock whose terms expressly provide that the holders of Series E Preferred Stock should receive preferential payment with respect to such distribution (to the extent of such preference) and (ii) the Corporation's Common Stock.  If upon any such distribution the assets of the Corporation shall be insufficient to pay the holders of the outstanding shares of Series E Preferred Stock (or the holders of any class or series of capital stock ranking on a parity with the  Series E Preferred Stock as to distributions in the event of a liquidation, dissolution or winding up of the Corporation) the full amounts to which they shall be entitled, such holders shall share ratably in any distribution of assets in accordance with the sums which would be payable on such distribution if all sums payable thereon were paid in full.

(b) Any distribution in connection with the liquidation, dissolution or winding up of the Corporation, or any bankruptcy or insolvency proceeding, shall be made in cash to the extent possible.  Whenever any such distribution shall be paid in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the Board of Directors of the Corporation.

Section 4. Voting.  Except as otherwise expressly required by law, each holder of Series E Preferred Stock shall be entitled to vote on all matters submitted to shareholders of the Corporation and shall be entitled to the number of votes for each share of Series E Preferred Stock owned at the record date for the determination of shareholders entitled to vote on such matter or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited, equal to the number of shares of Common Stock such shares of Series E Preferred Stock are convertible into at such time, but not in excess of the conversion limitations set forth in Section 5 herein.  Except as otherwise required by law, the holders of shares of Series E Preferred Stock shall vote together with the holders of Common Stock on all matters and shall not vote as a separate class.

Section 5. Conversion.

(a) Conversion Right. Each holder of Series E Preferred Stock may, from time to time, convert any or all of such holder’s shares of Series E Preferred Stock into fully paid and non-assessable shares of the Corporation’s common stock, par value $0.0001 per share (the “Common Stock”) in an amount equal to one (1) share of Common Stock for each one (1) share of Series E Preferred Stock surrendered.

(b) Conversion Procedure.  In order to exercise the conversion privilege under this Section 5, the holder of any shares of Series E Preferred Stock to be converted shall give written notice to the Corporation at its principal office that such holder elects to convert such shares of Series E Preferred Stock or a specified portion thereof into shares of Common Stock as set forth in such notice (the “Conversion Notice”, and such date of delivery of the Conversion Notice to the Corporation, the “Conversion Notice Delivery Date”). Within three (3) business days following the Conversion Notice Delivery Date, the Corporation shall issue and deliver a certificate or certificates representing the number of shares of Common Stock determined pursuant to this Section 5 (the “Share Delivery Date”).  In case of conversion under this Section 5 of only a part of the shares of Series E Preferred Stock represented by a certificate surrendered to the Corporation, the Corporation shall issue and deliver a new certificate for the number of shares of Series E Preferred Stock which have not been converted, upon receipt of the original certificate or certificates representing shares of Series E Preferred Stock so converted.  Until such time as the certificate or certificates representing shares of Series E Preferred Stock which have been converted are surrendered to the Corporation and a certificate or certificates representing the Common Stock into which such shares of Series E Preferred Stock have been converted have been issued and delivered, the certificate or certificates representing the shares of Series E Preferred Stock which have been converted shall represent the shares of Common Stock into which such shares of Series E Preferred Stock have been converted. The Corporation shall pay all documentary, stamp or similar issue or transfer tax due on the issue of shares of Common Stock issuable upon conversion of the Series E Preferred Stock.

(c)           Maximum Conversion.

(i)
Notwithstanding anything to the contrary set forth in this Certificate of Designation, at no time may all or a portion of shares of Series E Preferred Stock be converted if the number of shares of Common Stock to be issued pursuant to such conversion would exceed, when aggregated with all other shares of Common Stock owned by such holder at such time, the number of shares of Common Stock which would result in such holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules thereunder) more than 3.33% of all of the Common Stock outstanding at such time (the “3.33% Beneficial Ownership Limitation”).

(ii)
By written notice to the Corporation, any holder of Series E Preferred Stock may increase or decrease the 3.33% Beneficial Ownership Limitation to any other percentage not in excess of 4.99% specified in such notice; provided that (i) any such increase will not be effective until the 61st day after such notice is delivered to the Corporation, and (ii) any such increase or decrease will apply only to such holder of Series E Preferred Stock sending such notice and not to any other holder of Series E Preferred Stock; provided further, that the Corporation acknowledges that, notwithstanding the foregoing, as of the date hereof, some holders of Series E Preferred Stock have elected to have the 3.33% Beneficial Ownership Limitation to initially be 4.99%.

(iii)
For purposes of this Section 5, in determining the number of outstanding shares of Common Stock, a holder of Series E Preferred Stock may rely on the number of outstanding shares of Common Stock as reflected in (1) the Corporation’s most recent Form 10-K, Form 10-Q,  Current Report on Form 8-K or other public filing with the Securities and Exchange Commission, as the case may be, (2) a more recent public announcement by the Corporation or (3) any other notice by the Corporation setting forth the number of shares of Common Stock outstanding.  For any reason at any time, upon the written or oral request of a holder of Series E Preferred Stock, the Corporation shall within one (1) business day confirm orally and in writing to such holder the number of shares of Common Stock then outstanding.  In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Corporation, including shares of Series E Preferred Stock, held by such holder and its affiliates since the date as of which such number of outstanding shares of Common Stock was reported, which in any event are convertible or exercisable, as the case may be, into shares of the Corporation’s Common Stock within sixty (60) days’ of such calculation and which are not subject to a limitation on conversion or exercise analogous to the limitation contained herein.  The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 5 to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended beneficial ownership limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation.

(d) Buy-In.  If, by the Share Delivery Date, the Corporation fails for any reason to deliver the shares of Common Stock issuable upon conversion of the Series E Preferred Stock, as set forth in the Conversion Notice, and after such Share Delivery Date, the converting holder purchases, in an arm’s length open market transaction or otherwise, shares of Common Stock (the “Covering Shares”) in order to make delivery in satisfaction of a sale of Common Stock by the converting holder (the “Sold Shares”), which delivery such converting holder anticipated to make using the shares to be issued upon such conversion (a “Buy-In”), the converting holder shall have the right to require the Corporation to pay to the converting holder the Buy-In Adjustment Amount.  The Corporation shall pay the Buy-In Adjustment Amount to the converting holder in immediately available funds immediately upon demand by the converting holder. For purposes of this Certificate of Designation, the term “Buy-In Adjustment Amount” means the amount equal to the excess, if any, of (i) the converting holder’s total purchase price (including brokerage commissions, if any) for the Covering Shares associated with a Buy-In, over (ii) the net proceeds (after brokerage commissions, if any) received by the converting holder from the sale of the Sold Shares.  By way of illustration and not in limitation of the foregoing, if the converting holder purchases shares of Common Stock having a total purchase price (including brokerage commissions) of $11,000 to cover a Buy-In, with respect to shares of Common Stock it sold for net proceeds of $10,000, the Buy-In Adjustment Amount which the Corporation will be required to pay to the converting holder will be $1,000.

Section 6. Other Provisions.

(a) Reservation of Common Stock.  The Corporation shall at all times reserve from its authorized Common Stock a sufficient number of shares to provide for conversion of all Series E Preferred Stock from time to time outstanding.

(b) Record Holders.  The Corporation and its transfer agent, if any, for the Series E Preferred Stock may deem and treat the record holder of any shares of Series E Preferred Stock as reflected on the books and records of the Corporation as the sole true and lawful owner thereof for all purposes, and neither the Corporation nor any such transfer agent shall be affected by any notice to the contrary.

Section 7. Restriction and Limitations.  Except as expressly provided herein or as required by law so long as any shares of Series E Preferred Stock remain outstanding, the Corporation shall not, without the vote or written consent of the holders of at least a majority of the then outstanding shares of the Series E Preferred Stock, take any action which would adversely and materially affect any of the preferences, limitations or relative rights of the Series E Preferred Stock.

Section 8. Certain Adjustments.

(a) Stock Dividends and Stock Splits.  If the Corporation, at any time while the Series E Preferred Stock is outstanding: (A) shall pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation pursuant to the Series E Preferred Stock), (B) subdivide outstanding shares of Common Stock into a larger number of shares, (C) combine (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (D) issue by reclassification of shares of the Common Stock any shares of capital stock of the Corporation, each share of Series E Preferred Stock shall receive such consideration as if such number of shares of Series E Preferred had been, immediately prior to such foregoing dividend, distribution, subdivision, combination or reclassification, the holder of the number of shares of Common Stock into which it could convert at such time.  Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

(b) Favored Nations Provision.  For a period of twenty-four (24) months from the date of issuance of Series E Preferred Stock, other than in connection with (i) full or partial consideration in connection with a strategic merger, acquisition, consolidation or purchase of substantially all of the securities or assets of a corporation or other entity which holders of such securities or debt are not at any time granted registration rights equal to or greater than those granted to the holders of Series E Preferred Stock, (ii) the Corporation’s issuance of securities in connection with strategic license agreements and other partnering arrangements so long as such issuances are not primarily for the purpose of raising capital and which holders of such securities or debt are not at any time granted registration rights equal to or greater than those granted to the holders, (iii) the Corporation’s issuance of Common Stock or the issuances or grants of options to purchase Common Stock to employees, directors, and consultants, pursuant to plans that have been approved by a majority of the stockholders and a majority of the independent members of the board of directors of the Corporation or in existence as such plans are constituted on the date of issuance, (iv) the Corporation’s issuance of securities upon the exercise or exchange of or conversion of any securities exercisable or exchangeable for or convertible into shares of Common Stock issued and outstanding on the date of issuance of Series E Preferred Stock,  (v) an issuance by the Corporation of securities resulting from the conversion of Series E Preferred Stock or upon exercise of warrants issued in connection with  the Series E Preferred Stock, (vi) the Corporation’s issuance of Common Stock or the issuances or grants of options to purchase Common Stock to consultants and service providers approved by a majority in amount of the shares of Series E Preferred Stock held as of the date of approval (“Holder Consent”), and (vii) any and all securities required to be assumed by the Corporation by the terms thereof as a result of any of the foregoing even if issued by a predecessor acquired in connection with a business combination, merger or share exchange (collectively, the foregoing (i) through (vii) are “Excepted Issuances”), if at any time the Corporation shall  issue any Common Stock or securities convertible into or exercisable for shares of Common Stock (or modify any of the foregoing which may be outstanding) to any person or entity at a price per share or conversion or exercise price per share which shall be less than $0.50 per share, being the per share price of the Series E Preferred Stock  hereunder or as in effect at such time, without Holder Consent (the “Lower Price Issuance”), then the Corporation shall issue the holder such number of additional shares of Series E Preferred Stock to reflect such lower price for the shares of Series E Preferred Stock such that the holder shall hold such number of shares of Series E Preferred Stock in total, had holder paid a per share price equal to the Lower Price Issuance.  Common Stock issued or issuable by the Corporation for no consideration or for consideration that cannot be determined at the time of issue will be deemed issuable or to have been issued for $0.0001 per share of Common Stock.  The rights of holders set forth in this Section 8(b) are in addition to any other rights the holders have pursuant to this Certificate of Designation, and any other agreement referred to or entered into in connection herewith or to which holders and Corporation are parties.  Notwithstanding anything herein or in any other agreement to the contrary, the Corporation shall only be required to make a single adjustment with respect to any Lower Price Issuance, regardless of the existence of multiple basis therefore.

Section 9. Equal Treatment of Holders.  No consideration (including any modification of this Certificate of Designation or related transaction document) shall be offered or paid to any person or entity to amend or consent to a waiver or modification of any provision of this Certificate of Designation or related transaction document unless the same consideration is also offered to all of holders of the outstanding shares of Series E Preferred Stock.  For clarification purposes, this provision constitutes a separate right granted to each holder by the Corporation and negotiated separately by each holder, and is intended for the Corporation to treat all holders of the Series E Preferred Stock as a class and shall not in any way be construed as such holders acting in concert or as a group with respect to the purchase, disposition or voting of the Series E Preferred Stock or otherwise.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 3rd day of June 2014.

By:	/s/
Name:	Kendall Carpenter
Title:	Chief Financial Officer